SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 8, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW APPLAUDS CRTC DECISION
CRTC Amendment Allows Shaw to Promote Its Full Suite of Products on
Local Availabilities
CALGARY, AB (June 7, 2006) — Friday, June 2, the Canadian Radio-Television Telecommunications Commission (CRTC) approved Shaw’s application to expand its promotional material to be used as a substitute for local availabilities (i.e. non-Canadian advertising materials) on U.S. services such as CNN, TBS, A&E and TLC. The decision extended Shaw’s ability to promote its full suite of products including Internet and Digital Phone as well as video services on many U.S services.
Now Shaw can advertise all of its products such as Shaw Digital Phone, Internet Services and Shaw Digital Cable during commercial breaks in U.S. satellite services. Previous regulation limited Shaw’s use of the advertising inventory to only broadcasting, or video services.
“We are delighted with the CRTC’s decision on our application,” said Peter Bissonnette, President, Shaw Communications. “This decision will help provide additional resources to better serve our customer base and promote choice to customers.”
For further information about the CRTC’s decision regarding Shaw’s application please visit www.crtc.gc.ca.
About Shaw Communications Inc.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca